UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On March 17, 2026, IM Cannabis Corp. (the “Company”) issued a press release titled: “IMC Announces a Strategic Entry to the Cyber Drone Interception and Satellite Intelligence Markets by Signing a Non-Binding Agreement to Acquire 51% of Blackaxe Technologies”. A copy of this press release is furnished herewith as Exhibit 99.1.

The  press release attached hereto as Exhibit 99.1 is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-293236, 333-289571 and 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1
Press Release dated March 17, 2026, titled “IMC Announces a Strategic Entry to the Cyber Drone Interception and Satellite Intelligence Markets by Signing a Non-Binding Agreement to Acquire 51% of Blackaxe Technologies”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date:	March 17, 2026	By:	/s/ Oren Shuster
		Name:	Oren Shuster
		Title:	Chief Executive Officer and Director